Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

VOSS CAPITAL, LP
(Through Separately Managed Accounts)

Purchase of Common Stock	13,754	7.9400	01/30/2026
Purchase of Common Stock	11,246	8.5112	02/03/2026
Purchase of Common Stock	150,000	4.3863	02/27/2026
Purchase of Common Stock	250,000	4.5567	02/27/2026